TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the period ended

June 30, 2018

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first quarter ended June 30, 2018

Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 21 thousand units, or 0.9%, to 2,236 thousand units in FY2019 first quarter (the three months ended June 30, 2018) compared with FY2018 first quarter (the three months ended June 30, 2017). Vehicle unit sales in Japan decreased by 34 thousand units, or 6.2%, to 510 thousand units in FY2019 first quarter compared with FY2018 first quarter. Meanwhile, overseas vehicle unit sales increased by 55 thousand units, or 3.3%, to 1,726 thousand units in FY2019 first quarter compared with FY2018 first quarter.

The results of operations for FY2019 first quarter were as follows:

Net revenues	7,362.7 billion yen	(an increase of 315.1 billion yen or 4.5% compared with FY2018 first quarter)

Operating income	682.6 billion yen	(an increase of 108.3 billion yen or 18.9% compared with FY2018 first quarter)

Income before income taxes and equity in earnings of affiliated companies	813.8 billion yen	(an increase of 134.5 billion yen or 19.8% compared with FY2018 first quarter)

Net income attributable to Toyota Motor Corporation	657.3 billion yen	(an increase of 44.2 billion yen or 7.2% compared with FY2018 first quarter)

The changes in operating income and loss were as follows:

Marketing efforts	an increase of 45.0 billion yen

Cost reduction efforts	an increase of 15.0 billion yen

Increase or decrease in expenses and expense reduction efforts	an increase of 60.0 billion yen

Other	a decrease of 11.7 billion yen

Segment Operating Results

(i)	Automotive:

Net revenues for the automotive operations increased by 264.7 billion yen, or 4.2%, to 6,633.4 billion yen in FY2019 first quarter compared with FY2018 first quarter, and operating income increased by 113.1 billion yen, or 23.1%, to 602.5 billion yen in FY2019 first quarter compared with FY2018 first quarter. The increase in operating income was mainly due to the decrease in expenses and expense reduction efforts, as well as the increase in vehicle unit sales.

(ii)	Financial services:

Net revenues for the financial services operations increased by 13.0 billion yen, or 2.6%, to 516.8 billion yen in FY2019 first quarter compared with FY2018 first quarter. However, operating income decreased by 1.7 billion yen, or 2.3%, to 73.5 billion yen in FY2019 first quarter compared with FY2018 first quarter.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first quarter ended June 30, 2018

(iii)	All other:

Net revenues for all other businesses increased by 20.1 billion yen, or 5.9%, to 358.0 billion yen in FY2019 first quarter compared with FY2018 first quarter. However, operating income decreased by 2.1 billion yen, or 16.0%, to 11.4 billion yen in FY2019 first quarter compared with FY2018 first quarter.

Geographic Information

(i)	Japan:

Net revenues in Japan increased by 179.1 billion yen, or 4.9%, to 3,865.4 billion yen in FY2019 first quarter compared with FY2018 first quarter, and operating income increased by 76.7 billion yen, or 24.0%, to 395.9 billion yen in FY2019 first quarter compared with FY2018 first quarter. The increase in operating income was mainly due to the decrease in expenses and expense reduction efforts, as well as cost reduction efforts.

(ii)	North America:

Net revenues in North America increased by 129.6 billion yen, or 4.9%, to 2,791.1 billion yen in FY2019 first quarter compared with FY2018 first quarter. However, operating income decreased by 25.6 billion yen, or 28.8%, to 63.5 billion yen in FY2019 first quarter compared with FY2018 first quarter. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries and the increase in expenses.

(iii)	Europe:

Net revenues in Europe increased by 24.3 billion yen, or 3.2%, to 785.8 billion yen in FY2019 first quarter compared with FY2018 first quarter, and operating income increased by 2.7 billion yen, or 13.6%, to 23.0 billion yen in FY2019 first quarter compared with FY2018 first quarter.

(iv)	Asia:

Net revenues in Asia increased by 119.4 billion yen, or 10.0%, to 1,316.2 billion yen in FY2019 first quarter compared with FY2018 first quarter, and operating income increased by 41.9 billion yen, or 40.2%, to 146.3 billion yen in FY2019 first quarter compared with FY2018 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, as well as the effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 13.9 billion yen, or 2.3%, to 598.4 billion yen in FY2019 first quarter compared with FY2018 first quarter. However, operating income increased by 4.5 billion yen, or 11.8%, to 43.2 billion yen in FY2019 first quarter compared with FY2018 first quarter.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2018 and June 30, 2018

	Yen in millions
	March 31, 2018	June 30, 2018
Assets
Current assets:
Cash and cash equivalents	3,052,269	3,027,064
Time deposits	901,244	869,547
Marketable securities	1,768,360	1,648,476
Trade accounts and notes receivable, less allowance for doubtful accounts	2,219,562	2,106,252
Finance receivables, net	6,348,306	6,486,344
Other receivables	489,338	427,784
Inventories	2,539,789	2,536,944
Prepaid expenses and other current assets	833,788	924,534

Total current assets	18,152,656	18,026,945

Noncurrent finance receivables, net	9,481,618	9,797,925
Investments and other assets:
Marketable securities and other securities investments	7,999,323	8,342,697
Affiliated companies	3,162,917	3,109,166
Employees receivables	22,562	22,542
Other	1,221,500	1,264,557

Total investments and other assets	12,406,302	12,738,962

Property, plant and equipment:
Land	1,404,611	1,389,767
Buildings	4,659,753	4,675,076
Machinery and equipment	11,535,381	11,652,887
Vehicles and equipment on operating leases	5,934,393	6,172,707
Construction in progress	509,851	509,453

Total property, plant and equipment, at cost	24,043,989	24,399,890

Less – Accumulated depreciation	(13,776,316)	(13,914,573)

Total property, plant and equipment, net	10,267,673	10,485,317

Total assets	50,308,249	51,049,149

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2018 and June 30, 2018

	Yen in millions
	March 31, 2018	June 30, 2018
Liabilities
Current liabilities:
Short-term borrowings	5,154,913	5,390,696
Current portion of long-term debt	4,186,277	4,434,199
Accounts payable	2,586,657	2,390,623
Other payables	1,048,216	880,584
Accrued expenses	3,104,260	3,208,430
Income taxes payable	462,327	211,097
Other current liabilities	1,254,241	1,317,546

Total current liabilities	17,796,891	17,833,175

Long-term liabilities:
Long-term debt	10,006,374	10,415,555
Accrued pension and severance costs	931,182	934,112
Deferred income taxes	1,118,165	1,174,705
Other long-term liabilities	533,561	568,705

Total long-term liabilities	12,589,282	13,093,077

Total liabilities	30,386,173	30,926,252

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2018 and June 30, 2018 issued: 47,100,000 shares at March 31, 2018 and June 30, 2018	491,974	491,951

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2018 and June 30, 2018 issued: 3,262,997,492 shares at March 31, 2018 and June 30, 2018	397,050	397,050
Additional paid-in capital	487,502	487,746
Retained earnings	19,473,464	20,875,348
Accumulated other comprehensive income (loss)	435,699	(626,973)
Treasury stock, at cost, 353,073,500 shares at March 31, 2018 and 370,396,669 shares at June 30, 2018	(2,057,733)	(2,186,254)

Total Toyota Motor Corporation shareholders’ equity	18,735,982	18,946,917

Noncontrolling interests	694,120	684,029

Total shareholders’ equity	19,430,102	19,630,946

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	51,049,149

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2018

Consolidated Statements of Income

	Yen in millions
	For the first quarter ended June 30, 2017	For the first quarter ended June 30, 2018
Net revenues:
Sales of products	6,578,122	6,853,963
Financing operations	469,484	508,770

Total net revenues	7,047,606	7,362,733

Costs and expenses:
Cost of products sold	5,442,731	5,639,996
Cost of financing operations	310,332	348,155
Selling, general and administrative	720,249	691,895

Total costs and expenses	6,473,312	6,680,046

Operating income	574,294	682,687

Other income (expense):
Interest and dividend income	66,760	87,888
Interest expense	(4,388)	(3,439)
Foreign exchange gain, net	22,791	39,216
Unrealized gains (losses) on equity securities	—	35,033
Other income (loss), net	19,891	(27,521)

Total other income (expense)	105,054	131,177

Income before income taxes and equity in earnings of affiliated companies	679,348	813,864

Provision for income taxes	185,398	246,163
Equity in earnings of affiliated companies	137,802	116,535

Net income	631,752	684,236

Less – Net income attributable to noncontrolling interests	(18,696)	(26,930)

Net income attributable to Toyota Motor Corporation	613,056	657,306

Note:

Net income attributable to common shareholders for the first quarter ended June 30, 2018 and 2017 is 653,609 million yen and 609,983 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,697 million yen and 3,073 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	205.05	224.67

Diluted	202.84	222.33

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2018

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2017	For the first quarter ended June 30, 2018
Net income	631,752	684,236
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	15,288	50,709
Unrealized gains (losses) on securities	62,894	84
Pension liability adjustments	(1,330)	7,445

Total other comprehensive income (loss)	76,852	58,238

Comprehensive income	708,604	742,474

Less – Comprehensive income attributable to noncontrolling interests	(21,487)	(22,836)

Comprehensive income attributable to Toyota Motor Corporation	687,117	719,638

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first quarter ended June 30, 2018

	Yen in millions
	For the first quarter ended June 30, 2017	For the first quarter ended June 30, 2018
Cash flows from operating activities:
Net income	631,752	684,236
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	400,618	413,454
Provision for doubtful accounts and credit losses	15,365	12,131
Pension and severance costs, less payments	(1,627)	5,022
Losses on disposal of fixed assets	10,531	10,655
Unrealized losses (gains) on marketable securities	1	(32,262)
Deferred income taxes	24,607	34,913
Equity in earnings of affiliated companies	(137,802)	(116,535)
Changes in operating assets and liabilities, and other	120,414	(187,598)

Net cash provided by operating activities	1,063,859	824,016

Cash flows from investing activities:
Additions to finance receivables	(3,649,396)	(3,957,951)
Collection of and proceeds from sales of finance receivables	3,415,515	3,669,804
Additions to fixed assets excluding equipment leased to others	(281,402)	(423,425)
Additions to equipment leased to others	(591,088)	(604,308)
Proceeds from sales of fixed assets excluding equipment leased to others	9,995	13,714
Proceeds from sales of equipment leased to others	296,860	337,641
Purchases of marketable securities and security investments	(865,643)	(669,345)
Proceeds from sales of and maturity of marketable securities and security investments	635,292	602,713
Changes in investments and other assets, and other	12,089	(11,470)

Net cash used in investing activities	(1,017,778)	(1,042,627)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,200,362	1,417,764
Payments of long-term debt	(1,083,297)	(907,349)
Increase in short-term borrowings	123,934	156,882
Dividends paid to Toyota Motor Corporation class shareholders	(2,473)	(3,721)
Dividends paid to Toyota Motor Corporation common shareholders	(327,220)	(349,191)
Dividends paid to noncontrolling interests	(21,681)	(28,520)
Reissuance (repurchase) of treasury stock	653	(128,861)

Net cash provided by (used in) financing activities	(109,722)	157,004

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	889	9,587

Net decrease in cash and cash equivalents and restricted cash and cash equivalents	(62,752)	(52,020)

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,149,326	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of period	3,086,574	3,167,619

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first quarter ended June 30, 2018 include restricted cash and cash equivalents of 167,370 million yen and 140,555 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the period ended June 30, 2018, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures for interim periods which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2018. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the three-month period are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes, recent pronouncements to be adopted in future periods and other information:

Accounting changes -

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. The parent company and its consolidated subsidiaries (“Toyota”) applied the modified retrospective method of adoption to contracts that are not completed as of the adoption on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. See note 7 to the consolidated financial statements for the disclosure by adoption of this guidance.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and requires entities to measure equity investments at fair value and recognize any changes in fair value in net income. Toyota adopted this guidance on April 1, 2018. Toyota recognized a cumulative-effect adjustment to retained earnings of ¥1,125,109 million as of April 1, 2018 for after-tax unrealized gains (losses) on equity securities previously recognized in accumulated other comprehensive income. Unrealized gains (losses) on equity securities, which is mainly included in “Unrealized gains (losses) on equity securities” of Toyota’s consolidated statements of income for the first quarter ended June 30, 2018, was ¥32,262 million.

In addition, Toyota measures equity securities without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Toyota did not recognize any impairment or other adjustments for the first quarter ended June 30, 2018. The carrying amount of investments without readily determinable fair values was ¥242,624 million as of June 30, 2018.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance requires that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It also requires entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. Restricted cash and cash equivalents mainly include customer collections on securitized receivables to be distributed to investors as payments on the related secured debt.

Recent pronouncements to be adopted in future periods -

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. In July 2018, the FASB issued updated guidance that this guidance shall be adopted retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. This guidance is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Other information -

On April 1, 2018, Toyota changed the exchange rate used to translate foreign currency-denominated transactions as well as foreign currency-denominated monetary receivables and payables from the Telegraphic Transfer Buying Rate and Telegraphic Transfer Selling Rate to the Telegraphic Transfer Middle Rate. As a result, net revenues and operating income increased by 12,882 million yen and 39,674 million yen, respectively. Other income (expense) decreased by 14,392 million yen. Income before income taxes and equity in earnings of affiliated companies increased by 25,282 million yen.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first quarter ended June 30, 2017 and 2018, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2018 and June 30, 2018:

	Yen in millions
	March 31, 2018	June 30, 2018
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	154	—
Investments and other assets - Other	668	539

Total	822	539

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	46,425	74,836
Investments and other assets - Other	175,635	173,784

Total	222,060	248,620

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	34,922	11,760
Investments and other assets - Other	—	—

Total	34,922	11,760

Total derivative assets	257,804	260,919
Counterparty netting	(97,617)	(92,648)
Collateral received	(92,146)	(87,419)

Carrying value of derivative assets	68,041	80,852

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	(280)
Other long-term liabilities	—	—

Total	—	(280)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(34,716)	(19,967)
Other long-term liabilities	(158,830)	(168,613)

Total	(193,546)	(188,580)

Foreign exchange forward and option contracts
Other current liabilities	(3,610)	(21,863)
Other long-term liabilities	—	—

Total	(3,610)	(21,863)

Total derivative liabilities	(197,156)	(210,723)
Counterparty netting	97,617	92,648
Collateral posted	55,650	85,992

Carrying value of derivative liabilities	(43,889)	(32,083)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2018 and June 30, 2018:

	Yen in millions
	March 31, 2018		June 30, 2018
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	12,643	19,895,085	13,154	20,916,666
Foreign exchange forward and option contracts	—	2,731,534	—	2,647,952

Total	12,643	22,626,619	13,154	23,564,618

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first quarter ended June 30, 2017 and 2018:

	Yen in millions
	For the first quarter ended June 30, 2017		For the first quarter ended June 30, 2018
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(574)	737	(647)	629

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	45,229		8,193
Foreign exchange gain (loss), net	8,498		27,217
Foreign exchange forward and option contracts
Cost of financing operations	(8,494)		3,741
Foreign exchange gain (loss), net	1,999		(44,090)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of June 30, 2018 is ¥1,173 million. The aggregate fair value amount of assets that are already posted as cash collateral as of June 30, 2018 is ¥74,886 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥1,173 million as of June 30, 2018.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2018 is ¥2,934,756 million. Liabilities for guarantees totaling ¥6,934 million have been provided as of June 30, 2018. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. These recalls and other claims resulted in personal injury and wrongful death claims involving allegations of unintended acceleration in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and the subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia and Israel, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first quarter ended June 30, 2017 and 2018.

Segment operating results -

For the first quarter ended June 30, 2017:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,356,753	469,484	221,369	—	7,047,606
Inter-segment sales and transfers	11,912	34,284	116,617	(162,813)	—

Total	6,368,665	503,768	337,986	(162,813)	7,047,606
Operating expenses	5,879,287	428,468	324,341	(158,784)	6,473,312

Operating income	489,378	75,300	13,645	(4,029)	574,294

For the first quarter ended June 30, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,624,656	508,770	229,307	—	7,362,733
Inter-segment sales and transfers	8,775	8,085	128,780	(145,640)	—

Total	6,633,431	516,855	358,087	(145,640)	7,362,733
Operating expenses	6,030,890	443,299	346,625	(140,768)	6,680,046

Operating income	602,541	73,556	11,462	(4,872)	682,687

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first quarter ended June 30, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,110,797	2,601,902	698,651	1,059,406	576,850	—	7,047,606
Inter-segment sales and transfers	1,575,529	59,565	62,866	137,383	35,556	(1,870,899)	—

Total	3,686,326	2,661,467	761,517	1,196,789	612,406	(1,870,899)	7,047,606
Operating expenses	3,367,110	2,572,239	741,196	1,092,437	573,707	(1,873,377)	6,473,312

Operating income	319,216	89,228	20,321	104,352	38,699	2,478	574,294

For the first quarter ended June 30, 2018:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,146,884	2,735,809	747,561	1,155,422	577,057	—	7,362,733
Inter-segment sales and transfers	1,718,608	55,292	38,338	160,854	21,401	(1,994,493)	—

Total	3,865,492	2,791,101	785,899	1,316,276	598,458	(1,994,493)	7,362,733
Operating expenses	3,469,512	2,727,553	762,813	1,169,944	555,203	(2,004,979)	6,680,046

Operating income	395,980	63,548	23,086	146,332	43,255	10,486	682,687

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at terms and conditions in the ordinary course of business. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first quarter ended June 30, 2017:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,606,346	646,269	1,121,523	1,028,560	5,402,698
Consolidated sales	—	—	—	—	7,047,606
Ratio of overseas sales to consolidated sales	37.0%	9.2%	15.9%	14.6%	76.7%

For the first quarter ended June 30, 2018:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,755,383	713,192	1,276,994	984,103	5,729,672
Consolidated sales	—	—	—	—	7,362,733
Ratio of overseas sales to consolidated sales	37.4%	9.7%	17.3%	13.4%	77.8%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Net revenues

In general, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for overseas production, it is when they are loaded on a ship to foreign manufacturing companies.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

The sale of certain vehicles includes a determinable amount for the contract, which entitles customers to free vehicle maintenance. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract, which approximates the pattern of the related costs.

Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to operating lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy.

Revenues from retail financing contracts and finance leases are recognized using the effective yield method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

All other operations business of Toyota includes the design, manufacture and sales of housing. Certain revenues from the housing business, such as those of ordered housing are recognized as performance obligations are satisfied.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

(1)	Summary by business segments and products

The table below shows Toyota’s net revenues from external customers by business and by product category.

	Yen in millions
	For the first quarter ended June 30, 2017	For the first quarter ended June 30, 2018
Sales of products
Automotive
Vehicles	5,446,461	5,681,666
Parts and components for overseas production	127,645	138,740
Parts and components for after service	511,719	500,983
Other	270,928	303,267

Total automotive	6,356,753	6,624,656
All other	221,369	229,307

Total sales of products	6,578,122	6,853,963
Financial services	469,484	508,770

Total net revenues	7,047,606	7,362,733

The majority of sales of products are revenues recognized from contracts with customers based on ASC 606 “Revenue from Contracts with customers”, and receivables related to such revenues are recognized as “Trade accounts and notes receivable, less allowance for doubtful accounts”.

(2)	Contract liabilities

Contract liabilities consist of the following:

	Yen in millions
	April 1, 2018	June 30, 2018
Contract liabilities	519,422	546,835

Contract liabilities are mainly related to advances received from customers. On the consolidated financial statements, contract liabilities are included in “Other current liabilities” or “Other long-term liabilities”. For the three months period ended June 30, 2018, the amount reclassified from contract liabilities at the opening balance to net revenues was ¥136,867 million.

(3)	Performance obligations

As of June 30, 2018, which is the end of the reporting period, the aggregate amount of transaction prices allocated to unsatisfied performance obligations was ¥469,169 million. Of that, ¥275,812 million is planned to be reclassified to net revenues within one year.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first quarter ended June 30, 2017 and 2018 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first quarter ended June 30, 2017
Net income attributable to Toyota Motor Corporation	613,056
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,860)

Basic net income attributable to Toyota Motor Corporation per common share	609,983	2,974,750	205.05
Effect of dilutive securities
Model AA Class Shares	3,073	47,100
Assumed exercise of dilutive stock options	(3)	433

Diluted net income attributable to Toyota Motor Corporation per common share	613,053	3,022,283	202.84

For the first quarter ended June 30, 2018
Net income attributable to Toyota Motor Corporation	657,306
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,485)

Basic net income attributable to Toyota Motor Corporation per common share	653,609	2,909,190	224.67
Effect of dilutive securities
Model AA Class Shares	3,697	47,100
Assumed exercise of dilutive stock options	(1)	132

Diluted net income attributable to Toyota Motor Corporation per common share	657,305	2,956,422	222.33

On May 9, 2018, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥ 349,190 million, ¥120 per common share, to common shareholders effective on May 25, 2018.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and June 30, 2018. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	44,897	774,209	—	819,106
Time deposits	—	400,000	—	400,000
Marketable securities and other securities investments
Public and corporate bonds	4,778,019	1,523,227	7,488	6,308,734
Common stocks	2,582,115	—	—	2,582,115
Other	169,282	50,746	—	220,028
Investments measured at net asset value	—	—	—	516,951
Derivative financial instruments	—	257,795	9	257,804

Total	7,574,313	3,005,977	7,497	11,104,738

Liabilities
Derivative financial instruments	—	(194,935)	(2,221)	(197,156)

Total	—	(194,935)	(2,221)	(197,156)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	125,592	888,911	—	1,014,503
Time deposits	—	335,000	—	335,000
Marketable securities and other securities investments
Public and corporate bonds	4,789,563	1,525,313	6,873	6,321,749
Common stocks	2,623,311	—	—	2,623,311
Other	183,162	69,341	—	252,503
Investments measured at net asset value	—	—	—	519,992
Derivative financial instruments	—	260,919	—	260,919

Total	7,721,628	3,079,484	6,873	11,327,977

Liabilities
Derivative financial instruments	—	(208,142)	(2,581)	(210,723)

Total	—	(208,142)	(2,581)	(210,723)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds and foreign bonds including U.S., European and other bonds represent 16% and 84% (as of March 31, 2018) and 17% and 83% (as of June 30, 2018) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 93% and 94% of common stocks as of March 31, 2018 and June 30, 2018, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2017 and 2018 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2017 and 2018 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first quarter ended June 30, 2017
Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922
Other comprehensive income (loss) before reclassifications	15,288	71,770	(2,746)	84,312
Reclassifications	—	(8,876)	1,416	(7,460)

Other comprehensive income (loss), net of tax	15,288	62,894	(1,330)	76,852
Less – Other comprehensive income attributable to noncontrolling interests	(2,566)	(200)	(25)	(2,791)

Balance at June 30, 2017	(547,386)	1,488,697	(226,328)	714,983

For the first quarter ended June 30, 2018
Balance at March 31, 2018	(679,085)	1,329,584	(214,800)	435,699
Effect of change in accounting policy	105	(1,125,109)	—	(1,125,004)
Other comprehensive income (loss) before reclassifications	50,709	1,038	5,628	57,375
Reclassifications	—	(954)	1,817	863

Other comprehensive income (loss), net of tax	50,709	84	7,445	58,238
Less – Other comprehensive income attributable to noncontrolling interests	4,298	8	(212)	4,094

Balance at June 30, 2018	(623,973)	204,567	(207,567)	(626,973)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first quarter ended June 30, 2017	For the first quarter ended June 30, 2018	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	(4,509)	2	Financing operations
	(3,211)	(2,565)	Foreign exchange gain, net
	(5,446)	1,181	Other income (loss), net

	(13,166)	(1,382)	Income before income taxes and equity in earnings of affiliated companies
	4,293	428	Provision for income taxes
	(3)	0	Equity in earnings of affiliated companies

	(8,876)	(954)	Net income

Pension liability adjustments:
Recognized net actuarial loss	3,195	3,402	*1
Amortization of prior service costs	(960)	(879)	*1

	2,235	2,523	Income before income taxes and equity in earnings of affiliated companies
	(819)	(706)	Provision for income taxes

	1,416	1,817	Net income

Total reclassifications, net of tax	(7,460)	863

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.